SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                          Nuevo Financial Center, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    670510106
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                             Attention: Kim Gabriel
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.:  670510106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   0
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   -   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 7 pages

CUSIP No.:  670510106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   0
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   -   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 7 pages

CUSIP No.:  670510106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   0
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   -   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14   TYPE OF REPORTING PERSON

     IA

                                Page 4 of 7 pages

                                Explanatory Note
                                ----------------

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Nuevo Financial Center, Inc., a Delaware corporation (the "Company" or the "Issuer"). This Amendment No. 2 supplements
Item 4 and amends and restates in its entirety Item 5 of the Schedule 13D (as amended) previously filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund."), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), and (iii) Adam Benowitz, a United States citizen (all of the foregoing, collectively, the "Reporting Persons").

ITEM 4.  Purpose of Transaction.

         December 2008 Transaction

         On December 30, 2008, the Fund sold the following securities in a bulk sale (together with several of the Fund's other holdings) to a registered broker-dealer ("December Transaction"). The aggregate purchase price for all of the securities sold (including those set forth below) in the December Transaction was $1,000.00. The December Transaction included the following Issuer's securities:

         o        6,482,500 shares of Common Stock;

         o Series A Warrant exercisable into 1,000,000 shares of Common Stock with an initial exercise price of $0.50 per share (November 1, 2011 expiration date);

         o Series A Warrant exercisable into 1,000,000 shares of Common Stock with an initial exercise price of $0.50 per share (May 3, 2011 expiration date);

         o Series A Warrant exercisable into 200,000 shares of Common Stock with an initial exercise price of $0.50 per share (April 11, 2012 expiration date);

         o Series A Warrant exercisable into 300,000 shares of Common Stock with an initial exercise price of $0.50 per share (May 25, 2012 expiration date);

         o Series A Warrant exercisable into 500,000 shares of Common Stock with an initial exercise price of $0.50 per share (June 29, 2012 expiration date);

         o Series B Warrant exercisable into 500,000 shares of Common Stock with an initial exercise price of $1.00 per share (November 1, 2011 expiration date);

         o Series B Warrant exercisable into 500,000 shares of Common Stock with an initial exercise price of $1.00 per share (May 3, 2011 expiration date);

         o Series B Warrant exercisable into 100,000 shares of Common Stock with an initial exercise price of $1.00 per share (April 11, 2012 expiration date);

         o Series B Warrant exercisable into 150,000 shares of Common Stock with an initial exercise price of $1.00 per share (May 25, 2012 expiration date);

         o Series B Warrant exercisable into 250,000 shares of Common Stock with an initial exercise price of $1.00 per share (June 29, 2012 expiration date);

         o Secured Convertible Note in the amount of $200,000, convertible into 1,000,000 shares of Common Stock at a conversion price of $0.20 per share; and

         o Secured Convertible Note in the amount of $500,000, convertible into 2,500,000 shares of Common Stock at a conversion price of $0.20 per share.

                                Page 5 of 7 pages

         Following the December Transaction, the Fund still owned a Unit Purchase Warrant acquired in the November 2006 Transaction (described in Item 4 of the Reporting Persons' Amendment No. 1 to Schedule 13D filed on November 8,
2007). The Fund has deemed such warrant to be worthless and no longer a viable asset.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund, the Investment Manager and Mr. Benowitz no longer beneficially own (directly or indirectly) any shares of Common Stock.

         (b) As the Reporting Persons no longer beneficially own any shares of Common Stock, they no longer have any shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of any shares of the Issuer's Common Stock.

         (c) Other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e) On December 30, 2008, the Reporting Persons ceased to be beneficial owners of any shares of the Issuer's Common Stock.


                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Director of the Fund


                                Page 7 of 7 pages